Exhibit (a)(iii)

March 14, 2014

In addition to the tender offer

materials in this package, it

is also our pleasure to

announce an important

milestone and next step

in Inland American’s life cycle.

On March 13, 2014, the

functions previously

performed by its business

manager are now being

performed by the Company,

for no fee, thus becoming

self-managed.

We believe the self-

management transaction

underscores the Board’s

confidence in Inland

American’s personnel,

expertise and growth

prospects as a self-managed

company.

Dear Stockholder,

It is our pleasure to announce an important milestone and next step in the life cycle of Inland American Real Estate Trust, Inc. (“Inland American,” the “REIT,” or the “Company”). On March 13, 2014, Inland American announced that functions previously performed by its business manager are now being performed by the Company. The REIT and its business manager agreed to terminate their management agreement, and the REIT hired all of its business manager’s employees and acquired the assets of its business manager necessary to perform the day-to-day operations that its business manager previously provided on its behalf, in each case, for no fee, thus becoming self-managed.

We believe this transaction underscores the Board’s confidence in Inland American’s personnel, expertise and growth prospects as a self-managed company. The self-management transactions include several benefits for the stockholders. First, self-management will eliminate the quarterly advisory fee paid by the REIT to its business manager. Also, the REIT will not pay an internalization or self-management fee in connection with the acquisition of its business manager and property managers.

We expect that becoming self-managed will positively impact our net income and funds from operations. We cannot, however, estimate the impact due to uncertainties regarding the anticipated transition-related expenses, including the terms and conditions of employment arrangements with individuals we are hiring from our business manager and property managers, as well as other infrastructure and information technology costs associated with becoming self-managed.

Additionally, the REIT hired certain employees of its property managers, assumed responsibility for performing certain of their significant functions, including property-level accounting, lease administration, leasing, marketing and construction functions, and amended its property management agreements to reduce its property management fees as a result of its assumption of such responsibilities.

Furthermore, the REIT agreed with its property managers that, subject to the satisfaction of specified closing conditions, effective on December 31, 2014 the REIT will take over the remaining property management functions performed by its property managers, terminate its property management agreements, hire the remaining property manager employees and acquire the assets necessary to conduct the remaining functions performed by the property managers, in each case, for no fee.

This event is expected to be an orderly transition for Inland American’s stockholders, their financial representatives, the tenants and customers of our properties, and other stakeholders associated with the REIT. The REIT’s management team and the composition of the REIT’s Board of Directors (the “Board”) remains unchanged. Among other things, Robert Parks will remain chairman of the Board, Tom McGuinness will remain president of Inland American and Jack Potts will continue as treasurer and principal financial officer.

The self-management transactions and agreements were negotiated on behalf of the REIT by a special committee of independent directors of the Board and were unanimously approved by the entire Board.

Announcing a New Liquidity Option for Stockholders – A Modified “Dutch” Tender Offer

Our Board has been actively evaluating ways to provide liquidity to our stockholders. After careful consideration and evaluation, the Board has unanimously approved the commencement of a $350 million modified “Dutch Auction” tender offer.

When we announced the net lease transaction in August, we were confident that we would be able to provide a liquidity opportunity for our stockholders. We are pleased to be living up to that promise. The Board and management believe this is the best course of action for stockholders that seek to maintain their position in Inland American, while also balancing the need for immediate liquidity for some stockholders who wish to sell some or all their position in the Company. The share repurchase program for estates and disability was suspended February 28th in order to allow us to offer this tender to all stockholders.

The tender offer details are included in this package, please read them carefully. The REIT is offering to purchase, for cash, up to $350 million in shares of the Company’s common stock. The price will be based on prices specified by the tendering stockholders in ten cent increments, but the Company will not accept offers greater than $6.50 or less than $6.10 per share. We acknowledge that the range of prices is below the value at which most stockholders purchased their shares, but we believe our strategy will increase the value of our stock on a long-term basis. Therefore, not tendering your shares and continuing as a stockholder in the Company is something every stockholder should consider. The Board understands that some stockholders’ investment strategies may have changed since their purchase of Inland American’s stock, and this offer will provide them with some or all of the liquidity they desire.

The offer commenced on March 14, 2014 and will expire at 5:00 PM Eastern Time on April 11, 2014, a timeframe that may be extended at the Company’s discretion. Promptly after the closing, the final price (within the stated range) will be determined at a level that will enable the Company to purchase the maximum number of outstanding shares up to $350 million.

No member of our Board, the paying agent, the depositary, the information agent or any of their respective affiliates has made, or is making, any recommendation to stockholders as to whether they should tender or refrain from tendering their shares or as to the price or prices at which they may choose to tender their shares. Stockholders must make their own decisions regarding their shares.

As you can see by these recent events, the Board and management team continue to execute on the company’s strategic plan. Thank you for your investment and continued support of Inland American. Below are a list of frequently asked questions; please review for more details on these events. If you require any further information on the self-management transaction, please do not hesitate to call our Investor Services Group at 1-800-826-8228. For more information on the modified “Dutch” tender offer please contact our help line at 855-377-0510.

Self-Management Agreement FAQs

Q: What is self-management?

A: Self-management in this case means Inland American will perform all of the business manager duties (previously done by Inland American Business Manager & Advisor, Inc.) and certain property manager functions (previously done by Inland American HOLDCO and its subsidiaries) in-house, with the REIT, Inland American, employing the staff.

Q: What was the cost of the transaction? What did the price include?

A: Inland American will not pay an internalization or self-management fee in connection with the acquisition of its business manager and property managers, but will reimburse affiliates of The Inland Group, Inc. for certain transaction- and employee-related expenses. In order to ensure a successful transition to self-management, the REIT will retain affiliates of The Inland Group, Inc. for ongoing transition services, IT services, consulting services, investor relations and other back-office services.

Q: Will the self-management event result in any changes to Inland American’s long-term strategy?

A: No. The Company’s long-term strategy will not change because of this transaction. We will continue seeking opportunities to concentrate our portfolio of assets into student housing, lodging and multi-tenant retail, which we believe will offer us the ability to capture rent increases and future property appreciation as the economy recovers at a more normalized rate.

Q: Will the self-management affect my monthly distribution?

A: No. Our monthly distributions are funded through cash flow from operations, distributions, unconsolidated joint ventures and gains on sales of properties. At this time the Board does not anticipate any changes to the distribution rate.

Q: Why conduct the property manager self-management in two steps?

A: With the size and scope of our portfolio and potential of our portfolio looking different a year from now as we continue to execute on our long-term strategy, the Board felt it was prudent to conduct the property manager self-management transaction in a two-stage process.

Tender Offer FAQs

Q: What is a modified “Dutch Auction” tender offer?

A: A modified “Dutch Auction” tender offer is an auction structure in which stockholders specify, within a given range, a price at which they are willing to tender all or a portion of their shares. In this case, we are offering to purchase for cash up to $350 million in value of our shares pursuant to tenders at a price specified by the tending stockholders of not greater than $6.50 or less than $6.10 per share in ten cent increments. We may increase the number of shares accepted for payment in the offer by up to 2% of the outstanding Shares without amending or extending the offer. This could result in the dollar value of the offer increasing by up to approximately $120 million. Please review the offer to purchase that is included with this package for all of the tender offer details.

Q: Why not just open up the general share repurchase program (“SRP”) and redeem shares at the estimated share value of $6.94?

A: The Board evaluated several alternatives, and determined that a Dutch tender is in the best interests of the Company. The Board understands that the investment profile or needs of some of our investors may have changed since the general SRP was closed in 2009, and wants to provide those stockholders with an opportunity to obtain liquidity. At the same time we feel it is necessary to balance the desires of most of our stockholders that desire continued distributions and potential stock appreciation that we believe our long-term strategy will provide.

Reinstating the SRP was an option the Board considered, but there are limits to the amount the Company can repurchase through the SRP. Further, Consistent with existing law our board noted that repurchases under a general repurchase program may not, over any twelve-month period, exceed more than 5% of our issued and outstanding shares at the beginning of the twelve calendar month period. For example, we had 913,100,469 shares outstanding as of February 28, 2014. Thus, we would be able to purchase up to approximately 45,655,000 shares under a general repurchase program over the twelve (12) month period beginning March 1, 2014. Under the offer, in contrast, assuming a purchase price of $6.50 per share in the tender offer, we would be able to purchase approximately 53,846,153 shares. In addition, under the offer we are able to give preference to stockholders owning less than 100 shares. We would not be able to do so under a general repurchase program.

Q: How will stockholders tender their shares?

A: The tender offer materials, including the offer to purchase, the letter of transmittal, and other related materials, are included in this mail package. Stockholders are urged to carefully read all of these materials in their entirety. These materials will explain how to tender your shares. We recommend that you consult your professional financial advisor to determine the status of your account and the best way to tender your shares. If you do NOT wish to sell your shares at this time, no action is required.

Q: How was the modified “Dutch Auction” pricing range determined?

A: The price range was determined based upon discussions between our management and our board of directors. Our board considered, among other things, the fact that we have not provided a general repurchase program since early 2009, the amount of monies that we would have available to fund the tender, the likelihood that stockholders would tender and the potential accretion to earnings and net asset value at each price point compared to the risk-adjusted returns available from reinvesting in new assets. Our board also took note of the price offered in a recent tender offer commenced by a third-party as well as the price at which shares are being offered and sold in secondary market transactions reported by third-parties. Management noted that these secondary market transactions are small in relation to the number of shares outstanding and there is no assurance that all transactions are reported or that the transactions reported are being accurately reported.

Q: Will the tender offer affect my monthly distribution?

A: Not if you elect to remain a shareholder and do not tender your shares. Our stable monthly distributions are funded through the operation of our assets and the cash performance of our portfolio. At this time the Board does not anticipate any changes to the distribution rate. If you do decide to tender all or a portion of your shares, you will no longer receive a distribution on those shares.

Q: Following the tender offer, will the Company continue as a public reporting company?

A. Yes.

Q: Has the Board of Directors or the Company adopted a position on the offer?

A: While our Board has authorized the tender offer, no member of our Board, the paying agent, the depositary, the information agent or any of their respective affiliates has made, or is making, any recommendation to stockholders as to whether they should tender or refrain from tendering their shares or as to the price or prices at which they may choose to tender their shares. You must make your own decision as to whether to tender your shares, how many shares to tender and the price or prices at which you choose to tender them.

Q: Do the Company’s directors or executive officers intend to tender their shares in the offer?

A: None of our directors or executive officers intends to tender any of his or her shares in the offer.

Sincerely,

INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Robert D. Parks	/s/ Thomas P. McGuinness
Robert D. Parks	Thomas P. McGuinness
Chairman of the Board	President

cc:    Trustee

Broker Dealer

Financial Advisor

The statements and certain other information contained in this letter, which can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “continue,” “remains,” “intend,” “aim,” “towards,” “should,” “prospects,” “could,” “future,” “potential,” “believes,” “plans,” “likely,” “anticipate,” “position,” “probable,” “committed,” “achieve,” and “focused,” or the negative thereof or other variations thereon or comparable terminology, constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbors created thereby. These statements should be considered as subject to the many risks and uncertainties that exist in the Company’s operations and business environment. Such risks and uncertainties could cause actual results to differ materially from those projected. These uncertainties include, but are not limited to, economic conditions, market demand and pricing, competitive and cost factors, and other risk factors.